UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP. (Name of Subject Fund (Issuer))

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP. (Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share (Title of Class of Securities)

N/A (CUSIP Number of Class of Securities)

Brett A. Hickey Chief Executive Officer and President Star Mountain Lower Middle-Market Capital Corp. 140 E. 45th Street, 37th Floor New York, New York 10017 Tel: (646) 787-0300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Horowitz, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3500

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2025 by Star Mountain Lower Middle-Market Capital Corp. (the “Company”) in connection with an offer by the Company to purchase up to 246,432.521 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), which represented 2.5% of the Company’s outstanding Shares as of December 31, 2024, at a price per Share equal to the Company’s net asset value per Share as of March 31, 2025, upon the terms and subject to the conditions described in the Offer to Purchase, dated March 3, 2025 (the “Offer to Purchase”) and the related Notice of Intent to Tender (the “Notice of Intent,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed with the Schedule TO.

This is the final amendment to the Schedule TO, and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., New York City time, on March 31, 2025.

2.
A total of 1,289,373.383 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. In accordance with the terms of the Offer and Rule 13e-4(f), the Company accepted for purchase a total of 256,233.877 Shares, which includes an additional 9,801.356 Shares, validly tendered and not withdrawn on a pro rata basis.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2025 in the amount of $24.55.

4.
Payment of the purchase price was made in the form of promissory notes issued to stockholders of the Company whose tendered Shares were accepted for purchase by the Company. On May 29, 2025, the Company paid such stockholders a total of $6,290,541.67 representing the amount payable under the promissory notes.

Item 12. Exhibits

(b)          Filing Fee Exhibit

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2025
STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
By:	/s/ Brett A. Hickey
Name:	Brett A. Hickey
Title:	Chief Executive Officer and President

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